Exhibit 99.2

KPMG LLP
Chartered Accountants	Telephone (403) 691-8000
1200 205 – 5th Avenue SW	Fax (403) 691-8008
Calgary AB T2P 4B9	Internet www.kpmg.ca

The securities regulatory authorities in each of the provinces and territories of Canada

April 29, 2005

Dear Sirs

TransCanada PipeLines Limited (the “Company”)

We refer to the short-form base shelf prospectus of the Company dated December 21, 2004 relating to the sale of up to $1,500,000,000 Medium Term Note Debentures of the Company (the “Prospectus”).

We are the auditors of the Company and under date of February 28, 2005, we reported on the following financial statements incorporated by reference in the Prospectus:

•                  Consolidated balance sheets as at December 31, 2004 and December 31, 2003; and

•                  Consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004.

Also incorporated by reference in the Prospectus are the following unaudited interim financial statements, which have been filed with the securities regulatory authorities:

•                  Consolidated balance sheet as at March 31, 2005;

•                  Consolidated statements of income and cash flows for the three-month periods ended March 31, 2005 and 2004; and

•                  Consolidated statements of retained earnings for the three-month periods ended March 31, 2005 and 2004.

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2004. Although we have performed an audit for the year ended December 31, 2004, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2003 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim consolidated financial statements or on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2004.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative

We have, however, performed a review of the unaudited interim consolidated financial statements of the Company as at March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditors. Such an interim review consists principally of applying analytical procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any, or all, significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

/s/ “KPMG LLP”

Chartered Accountants

Calgary, Canada